================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM 11-K
                                  Annual Report

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

 (Mark One)
    [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                       OR

    [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _______________

COMMISSION FILE NUMBER 1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

              CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CASH AMERICA INTERNATIONAL, INC.
                                   1600 W. 7th
                              Fort Worth, TX 76102

================================================================================

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

By:   /s/ HUGH SIMPSON
      --------------------------------------------
      Hugh Simpson
      Cash America International, Inc.
      401(k) Savings Plan Administrative Committee

Date:  June 27, 2003

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
WITH REPORT OF INDEPENDENT AUDITORS

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE(s)

REPORT OF INDEPENDENT AUDITORS...............................................1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits as of December 31, 2002
     and 2001................................................................2

   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2002 and 2001..................................3

   Notes to Financial Statements...........................................4-9

SUPPLEMENTAL SCHEDULE

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2002...............................................10


Note: Other schedules required by Section 2520.103-10 of the Department of Labor
      Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrative Committee of the Cash America International, Inc.
  401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, TX
June 26, 2003

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                        2002          2001
                                                                    -----------    -----------
ASSETS

Investments, at fair value:
    Equity mutual funds (cost of $4,883,957 and $4,888,355 for
      2002 and 2001, respectively)                                  $ 3,814,922    $ 4,422,607
    Fixed income mutual funds (cost of $4,202,342 and $3,445,532
      for 2002 and 2001, respectively)                                4,098,869      3,453,195
    Cash America International, Inc. common stock (cost of
      $2,237,494 and $2,330,790 for 2002 and 2001, respectively)      2,481,615      2,309,642
    Participant loans                                                 1,041,823        901,359
    Cash and equivalents (cost of $43,531 and $29,964 for
      2002 and 2001, respectively)                                       43,531         29,964
                                                                    -----------    -----------
        Total assets                                                 11,480,760     11,116,767
                                                                    -----------    -----------
           Net assets available for benefits                        $11,480,760    $11,116,767
                                                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                         2002            2001
                                                                    ------------     -----------
Additions to net assets attributed to:
    Dividend income                                                 $    297,433     $   427,009
    Interest income                                                       67,937          69,874
    Net (depreciation) appreciation in fair value of investments        (858,502)        594,797
                                                                    ------------     -----------
        Net investment activity                                         (493,132)      1,091,680

Contributions:
    Company                                                              588,691         547,391
    Participant                                                        1,608,232       1,547,922
    Rollovers                                                             45,149          59,112
                                                                    ------------     -----------
        Total additions                                                1,748,940       3,246,105
                                                                    ------------     -----------
Deductions from net assets attributed to:
    Participant withdrawals                                            1,347,952       1,219,437
    Administrative expenses                                               36,995          72,740
                                                                    ------------     -----------
        Total deductions                                               1,384,947       1,292,177
                                                                    ------------     -----------
        Net increase                                                     363,993       1,953,928

Net assets available for benefits:
    Beginning of year                                                 11,116,767       9,162,839
                                                                    ------------     -----------
    End of year                                                     $ 11,480,760     $11,116,767
                                                                    ============     ===========

   The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL

     The Plan is a contributory savings plan that becomes available to all full-time employees of Cash America International, Inc. (the "Company") who have reached the age of 21 on the first day of the month following the completion of six months of service and all part-time employees who have reached the age of 21 on the first day of the month following the completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

     CONTRIBUTIONS

     Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a before-tax basis, subject to Internal Revenue Service ("IRS") limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 2002 and 2001, the IRS limitation was $11,000 and $10,500, respectively. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

     Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution up to 5% of compensation.

     In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT OPTIONS

     A participant may direct contributions in any combination of the following ten investment options:

     o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 2002 is 410.

     o STABLE VALUE FUND (SCHWAB RETIREMENT MONEY) - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2002 is 302.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     o INTERMEDIATE BOND FUND (PIMCO TOTAL RETURN INSTITUTIONAL SHARES) - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2002 is 319.

     o MIXED INVESTMENT FUND (DODGE & COX BALANCED) - Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2002 is 451.

     o BASIC STOCK FUND (T. ROWE PRICE EQUITY INCOME) - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2002 is 358.

     o GROWTH STOCK FUND (SCHWAB S&P 500 ) - Funds are primarily invested in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2002 is 375.

     o AGGRESSIVE GROWTH STOCK FUND (BARON ASSET) - Funds are primarily invested in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 2002 is 382.

     o INTERNATIONAL FUND (SCUDDER INTERNATIONAL EQUITY) (FORMERLY DEUTSCHE INTERNATIONAL EQUITY) - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 2002 is 185.

     o LARGE-CAP GROWTH STOCK FUND (CREDIT SUISSE CAPITAL APPRECIATION) - Funds are primarily invested in equity securities of United States companies. The number of participants in this fund as of December 31, 2002 is 62.

     o MID/SMALL-CAP VALUE STOCK FUND (ROYCE LOW-PRICED STOCK) - Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2002 is 88.

     The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     VESTING

     Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

     YEARS OF SERVICE                               VESTED PERCENTAGE
     ----------------                               -----------------
        Less than 1                                        0%
            1                                              20%
            2                                              40%
            3                                              60%
            4                                              80%
        5 or more                                         100%

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

     The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 5.25% to 10.50% for loans outstanding at December 31, 2002. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

     PAYMENT OF BENEFITS

     The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

     FORFEITURES

     Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 2002 and 2001 were approximately $40,000 and $35,000, respectively. Unallocated nonvested forfeitures of approximately $6,000 and $3,000 are available at December 31, 2002 and 2001, respectively, to offset future administrative expenses.

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PARTICIPANT WITHDRAWALS

     Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

     PLAN ADMINISTRATION

     Expenses related to the Plan are borne by four sources: 1) loan origination fees, which are charged directly to the borrowing participant's account, 2) forfeitures, 3) the Company, and 4) participants. Amounts paid by the Company are not reflected in the Plan's financial statements.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

2.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS

     The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2002 and 2001, were as follows:

                                                                   2002              2001
                                                                ----------        ----------
     Mutual funds:
        Baron Asset Mutual Fund                                 $1,165,756        $1,498,205
        Dodge & Cox Balanced Mutual Fund                         1,784,831         1,852,535
        PIMCO Total Return Institutional Shares Mutual Fund      1,217,917           679,926
        Schwab Retirement Money Mutual Fund                      1,096,121           920,734
        T. Rowe Price Equity Income Mutual Fund                  1,443,994         1,743,321
        Schwab S&P 500 Mutual Fund                                 847,606           939,589
     Cash America International, Inc. Common Stock               2,481,615         2,309,642
     Participant loans                                           1,041,823           901,359

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) increased (decreased) in fair value as follows:

                                                                                  2002              2001
                                                                              ----------         ---------
     Fixed income mutual funds                                                $ (134,631)        $  42,091
     Equity mutual funds                                                        (983,802)         (572,090)
     Cash America International, Inc. common stock                               259,931         1,124,796
                                                                              ----------         ---------
          Net (depreciation) appreciation in fair value of investments        $ (858,502)        $ 594,797
                                                                              ==========         =========

3.   PLAN TERMINATION

     The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's board of directors at any time, subject to the provisions of ERISA. In the event, the Plan terminates, the participants will become 100% vested in their accounts.

4.   PARTY-IN-INTEREST TRANSACTIONS

     Certain plan investments are shares of Cash America International, Inc. Common Stock. Cash America International, Inc. sponsors the plan; therefore, this investment is considered a party-in-interest transaction. The Plan recorded purchases of $610,068 and sales of $709,805 of the Company's stock during the year ended December 31, 2002. The Plan recorded purchases of $677,714 and sales of $698,769 of the Company's stock during the year ended December 31, 2001.

     Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained a determination letter dated February 12, 1998, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            2002         2001
                                                        -----------   -----------
     Net assets available for benefits per the
       financial statements                             $11,480,760   $11,116,767
     Amounts allocated to withdrawing participants           (7,430)       (5,930)
                                                        -----------   -----------
     Net assets available for benefits per
       the Form 5500                                    $11,473,330   $11,110,837
                                                        ===========   ===========

     The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

                                                           2002           2001
                                                        -----------    ----------
     Participant withdrawals per the
       financial statements                             $1,347,952     $1,219,437
     Add:  Amounts allocated to withdrawing
           participants at end of year                       7,430          5,930
     Less: Amounts allocated to withdrawing
           participants at beginning of year                (5,930)       (54,499)
                                                        -----------    ----------
     Participant withdrawals per the Form 5500          $1,349,452     $1,170,868
                                                        ==========     ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31 but not yet paid as of that date.

                              SUPPLEMENTAL SCHEDULE

CASH AMERICA INTERNATIONAL, INC.
401(K) SAVINGS PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

 (a)                     (b), (c)                                      (d)             (e)

            IDENTITY OF ISSUE AND DESCRIPTION                                         CURRENT
                      OF INVESTMENT                                    COST            VALUE
      -------------------------------------------------------       ------------    -----------
      Baron Asset Mutual Fund                                       $ 1,570,514     $ 1,165,756
      Dodge & Cox Balanced Mutual Fund                                1,890,878       1,784,831
  *   Schwab S&P 500 Mutual Fund                                      1,139,815         847,606
      PIMCO Total Return Institutional Shares Mutual Fund             1,215,343       1,217,917
  *   Schwab Retirement Money Mutual Fund                             1,096,121       1,096,121
      T. Rowe Price Equity Income Mutual Fund                         1,721,184       1,443,994
  *   Scudder International Equity Mutual Fund                          309,631         227,036
      Royce Low-Priced Stock Fund                                       101,725          90,620
      Credit Suisse Capital Appreciation Fund                            41,088          39,910
      Cash and equivalents                                               43,531          43,531
  *   Cash America International, Inc. Common Stock                   2,237,494       2,481,615
  *   Participant loans at 5.25% to 10.50% due
        through 2007                                                          -       1,041,823
                                                                    -----------     -----------
                                                                    $11,367,324     $11,480,760
                                                                    ===========     ===========

* Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

Exhibit 23     Consent of Independent Auditors